Exhibit 12

AETNA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended	Years Ended
	June 30,	December 31,

(Millions)	2003	2002	2001		2000		1999	1998

Pretax income (loss) from continuing operations	$735.4	$544.8	$(378.7	) (1)	$(39.0	) (2)	$744.8	$842.0
Add back fixed charges	78.8	178.3	218.8		360.9		322.3	291.7

Income as adjusted	$814.2	$723.1	$(159.9)		$321.9		$1,067.1	$1,133.7

Fixed charges:
Interest on indebtedness	$51.4	$119.5	$142.8		$248.2		$232.7	$206.2
Portion of rents representative of interest factor	27.4	58.8	76.0		112.7		89.6	85.5

Total fixed charges	78.8	178.3	218.8		360.9		322.3	291.7

Preferred stock dividend requirements (3)	—	—	—		—		56.9	103.4

Total combined fixed charges and preferred stock dividend requirements (3)	$78.8	$178.3	$218.8		$360.9		$379.2	$395.1

Ratio of earnings to fixed charges	10.33	4.06	(0.73	) (1)	0.89	(2)	3.31	3.89

Ratio of earnings to combined fixed charges and preferred stock dividends	10.33	4.06	(0.73	) (1)	0.89	(2)	2.81	2.87

(1)	Pretax loss from continuing operations reflects a severance and facilities charge of $192.5 million. Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges of 1.0 and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $378.7 million.

(2)	Pretax loss from continuing operations reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from its predecessor, former Aetna. Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges of 1.0 and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $39.0 million.

(3)	Although the Company did not pay preferred stock dividends, preferred stock dividends paid by the Company’s predecessor, former Aetna, have been included for purposes of this calculation for the years ending December 31, 1998 and 1999 (through the redemption date of July 19, 1999), as the preferred stock issued by former Aetna was issued in connection with the acquisition of U.S. Healthcare Inc. in 1996.